EXHIBIT 99.1

Interim Results for the Period Ended June 30, 2019

Highlights

  Exclusive of its interest in FLNG Hilli Episeyo, Golar LNG Partners LP (“Golar Partners” or “the Partnership”) generated operating income of $36.2 million for the second quarter of 2019.
  After accounting for $26.5 million of interest rate swap losses, the Partnership reported a net loss attributable to unit holders of $5.5 million for the second quarter.
  Generated distributable cash flow1 of $32.0 million for the second quarter resulting in a distribution coverage ratio1 of 1.12.
  FSRU Golar Freeze initiated operations for its new charterer at the full FSRU rate.
  Hire rate for LNG carrier Golar Grand increased in May following charterer exercise of first 1-year option.

Subsequent Events

  Declared a distribution for the second quarter of $0.4042 per unit.

Financial Results Overview

Golar Partners reports a net loss attributable to unit holders of $5.5 million and operating income (which excludes its share of Hilli Episeyo which is accounted for under the equity method) of $36.2 million for the second quarter of 2019 (“the second quarter” or “2Q”), as compared to a net loss attributable to unit holders of $15.0 million and operating income of $25.9 million for the first quarter of 2019 (“the first quarter” or “1Q”) and net income attributable to unit holders of $28.4 million and operating income of $36.6 million for 2Q 2018.

Consolidated GAAP Financial Information
(in thousands of $)	Q2 2019	Q1 2019	Q2 2018
Total Operating Revenue	77,361	69,910	84,201
Vessel Operating Expenses	(14,913)	(16,810)	(16,646)
Voyage and Commission Expenses	(1,621)	(1,858)	(2,042)
Administrative Expenses	(3,251)	(3,866)	(3,944)
Operating Income	36,208	25,936	36,640
Interest Expense	(20,695)	(20,777)	(19,303)
(Losses)/Gains on Derivative Instruments	(24,502)	(13,967)	12,701
Net (Loss)/Income attributable to Golar LNG Partners LP Owners	(5,516)	(14,998)	28,440

Non-GAAP Financial Information[1]
(in thousands of $)	Q2 2019	Q1 2019	Q2 2018
Adjusted Interest Income	1,050	1,075	3,300
Adjusted Net Debt	1,574,079	1,588,162	1,098,771

Segment Information[2]
	Q2 2019				Q1 2019				Q2 2018
(in thousands of $)	FSRU*	LNG Carrier*	FLNG**	Total	FSRU*	LNG Carrier*	FLNG**	Total	FSRU*	LNG Carrier*	Total
Total Operating Revenues	64,824	12,537	26,018	103,379	53,405	16,505	26,018	95,928	72,987	11,214	84,201
Amount invoiced under sales-type lease	2,300	—	—	2,300	—	—	—	—	—	—	—
Adjusted Operating Revenues[1]	67,124	12,537	26,018	105,679	53,405	16,505	26,018	95,928	72,987	11,214	84,201
Voyage and Commission Expenses	(1,109)	(512)	(50)	(1,671)	(1,124)	(734)	(180)	(2,038)	(1,234)	(808)	(2,042)
Vessel Operating Expenses	(10,070)	(4,843)	(6,163)	(21,076)	(11,793)	(5,017)	(5,953)	(22,763)	(11,358)	(5,288)	(16,646)
Administrative Expenses	(1,947)	(1,304)	(198)	(3,449)	(2,377)	(1,489)	(308)	(4,174)	(2,668)	(1,276)	(3,944)
Adjusted EBITDA[1]	53,998	5,878	19,607	79,483	38,111	9,265	19,577	66,953	57,727	3,842	61,569

* Indirect administrative expenses are allocated to the FSRU and LNG carrier segments based on the number of vessels.
** Relates to the attributable earnings of our investment in Golar Hilli LLC (“Hilli LLC”) had we consolidated its 50% of the Hilli common units.

On May 15, 2019, a modification of the FSRU Golar Freeze charter agreement led to a reassessment of the contract under lease accounting rules. This modification resulted in the contract changing from an operating lease to a sales-type lease ("Golar Freeze Finance Lease"). The accounting for a sales-type lease is different to the Partnership’s other charter agreements, which are accounted for as operating leases. Some key differences include: replacement of the carrying value of the vessel with a “net investment in a finance lease” (for the Golar Freeze this led to a gain on disposal of $4.2m), subsequent cessation of depreciation due to the de-recognition of the vessel on the Balance Sheet, and recognition of the capital hire revenue as “Interest Income” based on a rate implicit in the contract. Service revenue is recognized straight line over the life of the contract and operational costs continue to be recognized as incurred. In order to compare the performance of the Golar Freeze with our wider business, management has determined that it will measure the performance of the Golar Freeze Finance Lease based on Adjusted EBITDA (EBITDA as adjusted for the amount invoiced under sales-type lease in the period). This approach allows the Partnership to compare the Golar Freeze charter agreement with its wider business.

Adjusted Operating Revenues1, including amounts invoiced under the Golar Freeze Finance Lease and the Partnership's effective share of operating revenues from FLNG Hilli Episeyo, increased from $95.9 million in 1Q to $105.7 million in 2Q. Of the $9.8 million increase, $8.2 million is attributable to the FSRU Golar Igloo which was on hire for an additional 57 days, utilization in 1Q being lower as a result of its scheduled winter downtime. For the entire quarter, revenue at the full FSRU Golar Freeze rate inclusive of the capital and operating components, was recognized. Collectively this generated an additional $4.5 million of earnings relative to 1Q when the FSRU was earning at a lower commissioning rate. Partly offsetting this was $3.3 million less revenue from the LNG carrier Golar Mazo which remained idle throughout the quarter.

Most of the $0.4 million reduction in voyage and commission costs is attributable to the FSRU Golar Igloo and the LNG carrier Golar Mazo. Costs of positioning the FSRU Golar Igloo from drydock in Dubai to its regas location in Kuwait during 1Q were not incurred in 2Q.  In response to low utilization in 1Q, Golar Mazo’s boilers were also shut down further reducing voyage costs.

Vessel operating costs decreased by $1.7 million from $22.8 million in 1Q to $21.1 million in 2Q.  Reduced FSRU and LNG carrier operating costs were partly offset by higher FLNG maintenance costs. Costs in respect of the Golar Igloo, which accounts for most of the quarterly decrease, normalized in 2Q having been inflated in 1Q by post dry-dock storing up. Reduced crew costs as a result of the warm layup of Golar Mazo during the quarter also contributed to operating cost savings.

A reduction in professional fees contributed to a $0.7 million reduction in administrative expenses from $4.2 million in 1Q to $3.5 million in 2Q.

Adjusted Interest Income1 at $1.1 million was in line with 1Q.  Interest Expense at $20.7 million was also in line with the prior quarter.

Interest rate swap losses following a further decrease in 2-5 year interest swap rates contributed to a $24.5 million 2Q loss on derivative instruments, compared to a 1Q loss of $14.0 million. As of June 30, 2019, the average fixed interest rate of swaps related to bank debt, including the Partnership's effective share in respect of Hilli Episeyo was approximately 2.2%.

As a result of the foregoing, 2Q distributable cash flow1 increased $3.2 million to $32.0 million compared to $28.8 million in 1Q. The distribution coverage ratio1 increased, from 1.01 in 1Q to 1.12 in 2Q.

Commercial Review

A mild spring together with the anticipated start up and ramp up of significant new LNG supply meant that Far East LNG continued to trade at around $4 - $5/mmbtu throughout this traditionally weak quarter, eliminating inter-basin trading opportunities. Lower LNG prices that left limited scope to pay for freight meant that US volumes were pushed into Europe. Increased Chinese demand offset weaker demand from Japan and Korea however the ongoing trade war between the US and China meant that China continued to source its spot LNG requirements from more proximate markets. Although average sailing distances increased as US volumes continued to find markets in South Korea and Japan, ton-mile growth remained subdued. A steady supply of newbuild deliveries, together with shorter than anticipated voyages that increased the number of available sublet vessels originally destined to service certain projects, meant that demand was matched by vessel availability throughout the quarter. As a result, owners keen to position themselves for the H2 upturn aggressively bid for single voyages to secure near-term utilization.  The LNG carrier Golar Maria achieved close to full utilization but at a substantially discounted rate relative to 1Q whilst the Golar Mazo remained idle throughout the quarter. Despite an increase in the rate receivable by the Golar Grand from May 2019, the Average Daily TCE1 achieved by these three vessels at $20,100 was approximately 40% down relative to 1Q.

During June, commissioning cargoes were exported from both Cameron T1 and Prelude. Both have since commenced commercial operations. Cheniere’s Corpus Christi T2 also commenced LNG production, recently followed by Freeport LNG. The imminent arrival of substantial new, predominantly US, volumes also coincides with a reduction in newbuild vessel deliveries. 2019 vessel demand growth of 15% is expected against supply growth of 8%.  Further vessel demand growth of 14% is expected in 2020 with supply growth again lagging at 9%. This structural imbalance together with a contango in the gas market with forward prices of $6.4mmbtu being quoted for December sets the stage for a strong shipping market over the next two years. A number of charterers have approached the market to cover their requirements for this period leaving a handful of owners including Golar Partners with flexible tonnage going forward.  The level of interest in longer-term charters continues to increase and the Partnership has noted particular interest in term charters for the Golar Maria in recent weeks. At present, the Golar Mazo remains in warm layup in readiness for a quick deployment should a firm opportunity arise.

Although October 2018 - April 2019 revenues from former charterers of the Golar Freeze were recognized in 3Q 2018, cash payments due under the existing charter continued to be paid in monthly installments. The last monthly cash receipt in respect of April 2019 was received in March. Charterers of the FSRU Golar Igloo have recently issued tender documents for a two year extension to the current contract together with a one year option period.  The Partnership looks forward to bidding for this in the coming months.  Although confident that it will succeed with its bid, the carrier market is expected to provide solid alternative employment options in the event that the Partnership is unsuccessful.

Operational Review

No vessels were drydocked and there was no unscheduled off-hire during the quarter.  Despite a full quarter of commercial waiting time in respect of the Golar Mazo, fleet utilization of 89% was achieved for 2Q, up 3% on the 86% recorded in 1Q.

Prior to year-end the FSRU Golar Eskimo is scheduled to complete an in-water class renewal, akin to a drydock. The plan is to conduct this during a scheduled maintenance window and no off-hire is expected as a result. Golar Mazo is scheduled to be drydocked in early 2020.  In addition to routine drydock works, certain modifications that would make the vessel compatible with a wider range of terminals are being considered.  Initiation of the drydock and additional works will be subject to securing a sufficiently attractive charter opportunity that justifies the cost of these works.

Financing and Liquidity

As of June 30, 2019 Golar Partners had cash and cash equivalents of $62.1 million.  Net of prepaid hire, a further $14.2 million was due to the Partnership in respect of 2Q hire, all of which has since been received. Including the Partnership's $438.8 million share of debt in respect of FLNG Hilli Episeyo, Adjusted Net Debt1 as at June 30, 2019 was $1,574.1 million. 2Q 2019 Adjusted EBITDA1 amounts to $79.5 million. Based on the above, the 2Q Adjusted Net Debt1 to Annualized Adjusted EBITDA1 ratio was 5.0. As of June 30, 2019, exclusive of a $100 million forward start swap, Golar Partners had interest rate swaps with a notional outstanding value of approximately $1,643 million (including swaps with a notional value of $400.0 million in connection with the Partnership’s bonds and $438.8 million in respect of Hilli Episeyo), representing approximately 98% of total debt and capital lease obligations, including assumed debt in respect of Hilli Episeyo, net of long-term restricted cash.

The average fixed interest rate of swaps related to bank debt, including the Partnership's effective share in respect of Hilli Episeyo is approximately 2.2% with an average remaining period to maturity of approximately 4.1 years as of June 30, 2019.

Inclusive of Hilli Episeyo related debt, outstanding bank debt as of June 30, 2019 was $1,304.3 million, which had average margins, in addition to LIBOR, of approximately 2.19%. The Partnership also has a 2020 maturing $150.0 million Norwegian USD bond with a swapped all-in rate of 6.275% and a 2021 maturing $250 million Norwegian USD bond with a swapped all-in rate of 8.194%. The May 2020 maturing $150.0 million Norwegian USD bond represents the Partnership's next scheduled debt maturity.  Extensive discussions with current holders of the bond indicate a strong desire to roll their holdings into a new bond.

Corporate and Other Matters

As of June 30, 2019, there were 70,891,755 common and general partner units outstanding in the Partnership. Of these, 22,662,977, including 1,436,391 general partner units, were owned by Golar, representing a 32% interest in the Partnership.

On July 23, 2019, Golar Partners declared a distribution for the first quarter of $0.4042 per unit. This distribution was paid on August 14, 2019 to common and general partner unitholders of record on August 7, 2019. Since the last quarterly earnings release date, 153,728 common units were purchased in the open market at an average price of $10.19 per unit under the Partnership’s $50 million authorized common unit repurchase program. These units have since been cancelled.

A cash distribution of $0.546875 per Series A preferred unit for the period covering 15 May through to 14 August was also declared. This was paid on August 15, 2019 to all Series A preferred unitholders of record on August 8, 2019.

Total outstanding options as at June 30, 2019 were 99,000.

Outlook

The full quarter's contribution to Adjusted EBITDA1 from both Golar Igloo and Golar Freeze contributed to an anticipated improvement in both 2Q distribution coverage ratio1 and the Adjusted Net Debt1 to Annualized Adjusted EBITDA1 ratio. The distribution coverage ratio1 has however been negatively impacted by the disappointing Average Daily TCE1 achieved for the spot traded vessels Golar Maria and Golar Mazo. While the Golar Maria is currently on hire and well positioned for more attractive charters over the winter period, Golar Mazo is currently idle. The current shipping market is however showing strong signs of recovery with significant interest being shown in all vessels including modern steam turbines. Based on current forecasts a further improved distribution coverage ratio1 level is expected for 3Q.

Golar Power continues to make good progress on its Brazilian project portfolio, including an opportunity that could utilize the Golar Spirit. Market dynamics are also changing in the Middle East as new pipelines connect markets to fields offshore Egypt and Israel.  It is currently unclear how this will manifest itself in terms of FSRU requirements however security of supply remains particularly important in this region.

Should an extension be secured for the FSRU Golar Igloo, remaining modification works necessary for the vessel to meet increasing peak demand in Kuwait will be completed in 1Q 2020 during its scheduled winter downtime. Current low LNG prices have also stimulated the number of requests for FSRUs which may create further employment opportunities.  Development times for these projects are however typically slow. With the Partnership's Revenue Backlog1 of $2.16 billion, a distribution coverage ratio1 in excess of 1 and a falling Adjusted Net Debt1 to Annualized Adjusted EBITDA1 ratio, Golar Partners is on a solid financial footing.  The size of future distributions will however be influenced by successful re-contracting of existing FSRUs as well as an expected increased utilization of the Partnership's idle assets.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and Golar Partners’ operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Golar Partners’ control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

  the ability of Golar LNG Partners LP (“Golar Partners,” “we,” “us” and “our”) to enter into long-term time charters, including our ability to re-charter floating storage and regasification units (“FSRUs”) and liquefied natural gas (“LNG”) carriers following the termination or expiration of their time charters;
  our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;
  our ability to maintain cash distributions on our units and the amount of any such distributions;
  market trends in the FSRU, LNG carrier and floating liquefied natural gas vessel (“FLNG”) industries, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of FSRUs, LNG carriers and FLNGs;
  the ability of Golar LNG Limited (“Golar”) and us to retrofit vessels as FSRUs or FLNGs and the timing of the delivery and acceptance of any such retrofitted vessels by their respective charterers;
  our ability to integrate and realize the expected benefits from acquisitions and potential acquisitions:
  the future share of earnings relating to the Hilli, which is accounted for under the equity method;
  the ability of Golar to increase the utilization under, and term of, the liquefaction tolling agreement for the Hilli Episeyo and the benefits that may accrue to us as the result of any such modifications;
  our anticipated growth strategies;
  the effect of a worldwide economic slowdown;
  turmoil in the global financial markets;
  fluctuations in currencies and interest rates;
  general market conditions, including fluctuations in charter hire rates and vessel values;
  changes in commodity prices;
  the liquidity and creditworthiness of our charterers;
  changes in our operating expenses, including dry-docking and insurance costs and bunker prices;
  our future financial condition or results of operations and future revenues and expenses;
  the repayment of debt and settling of interest rate swaps;
  our and Golar's ability to make additional borrowings and to access debt and equity markets;
  planned capital expenditures and availability of capital resources to fund capital expenditures;
  the exercise of purchase options by our charters;
  our ability to maintain long-term relationships with major LNG traders;
  our ability to leverage the relationships and reputation of Golar and Golar Power Limited (“Golar Power”) in the LNG industry;
  the ability of Golar Power and us to work together to develop projects requiring our FSRUs;
  our ability to purchase vessels from Golar and Golar Power in the future;
  timely purchases and deliveries of newbuilding vessels;
  future purchase prices of newbuildings and secondhand vessels;
  our ability to compete successfully for future chartering and newbuilding opportunities;
  acceptance of a vessel by its charterer;
  termination dates and extensions of charters;
  the expected cost of, and our ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to our business;
  availability of skilled labor, vessel crews and management;
  our general and administrative expenses and our fees and expenses payable under the fleet management agreements and the management and administrative services agreement;
  the anticipated taxation of our partnership and distributions to our unitholders;
  challenges by authorities to the tax benefits we previously obtained;
  estimated future maintenance and replacement capital expenditures;
  our and Golar's ability to retain key employees;
  customers’ increasing emphasis on environmental and safety concerns;
  potential liability from any pending or future litigation;
  potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
  our business strategy and other plans and objectives for future operations; and
  other factors listed from time to time in the reports and other documents that we file with the U.S. Securities and Exchange Commission (the “SEC”).

Factors may cause actual results to be materially different from those contained in any forward-looking statement. Golar Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Golar Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

August 29, 2019
Golar LNG Partners L.P.
Hamilton, Bermuda
Questions should be directed to:
c/o Golar Management Ltd - +44 207 063 7900
Brian Tienzo - Chief Executive and Chief Financial Officer
Stuart Buchanan - Head of Investor Relations

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act

Attachments

•	Interim results for the period ended 30 June 2019 (https://ml-eu.globenewswire.com/Resource/Download/ea31b822-fa71-4b85-82cf-316cc2ae1f99)